EXHIBIT 99.1

WeRide Launches Southeast Asia’s First Fully Driverless Robobus Operations at Resorts World Sentosa, Singapore

SINGAPORE, July 17, 2025 (GLOBE NEWSWIRE) -- WeRide (NASDAQ: WRD), a global leader in autonomous driving technology, today announced the launch of fully driverless Robobus operations at Resorts World Sentosa, Singapore (RWS) — the first autonomous vehicle (AV) in Southeast Asia to operate without a safety officer on board.

Following extensive testing and safety assessments of its remote operations and on-road performance, WeRide has secured approval from the Land Transport Authority of Singapore (LTA) to offer fully autonomous rides to the public. This achievement comes after a year of safe service since June 2024, during which the Robobus transported tens of thousands of passengers within RWS and completed thousands of autonomous trips.

RESORTS WORLD
SENTOSA
Crockfords Tower
Hotel Michael
Attractions
East Car Park
Exit
RD 3228G

WeRide's fully driverless Robobus at RWS

“This launch marks a groundbreaking milestone for WeRide and the future of mobility in Southeast Asia. Deploying the region's first fully driverless Robobus demonstrates that our vehicles are safe, reliable, and ready to transform public transportation at scale. We value Singapore's strong regulatory support and our close collaboration with local partners in making this launch possible, reflecting our global approach to working with progressive governments to bring autonomous driving technology into real-world operations,” said Jennifer Li, CFO and Head of International at WeRide.

WeRide’s Robobus connects key points within RWS, including Equarius Hotel, Hotel Michael, Hotel Ora, and The Galleria, on a fixed 12-minute loop. Before obtaining approval to offer fully driverless rides, it had been operating as Singapore’s first autonomous bus without a steering wheel and pedals on public roads, with a safety officer on board. Since launch, the Robobus has maintained a zero-incident safety record, supported by an integrated setup of LIDARs, cameras, and sensors capable of detecting obstacles over 200 meters away within 360 degrees.

Last month, Singapore’s Acting Minister for Transport Jeffrey Siow announced plans to integrate AVs into the national public transport network by the end of 2025, with fully driverless solutions like WeRide’s Robobus expected to deliver strong mobility value. Aligned with this national vision, WeRide has also established a dedicated R&D center in Singapore, with support from the Singapore Economic Development Board (EDB), to advance AV innovation and deployment capabilities.

“AV technology is an exciting development that has the potential to shape the future of mobility. WeRide is an example of how AV companies can partner with Singapore to undertake AV trials and R&D, and create new jobs such as software development engineers, machine learning engineers and data scientists. We continue to welcome interest from companies to partner with us in driving AV innovation,” said Cindy Koh, Executive Vice President, EDB.

“LTA has been working with WeRide to facilitate autonomous shuttle trials at Resorts World Sentosa. As part of LTA’s AV assessment framework to ensure the safety and reliability of AV operations, all companies intending to deploy AVs must first pass relevant assessments related to their autonomous capabilities and demonstrate their ability to operate safely on public roads with safety operators onboard without any incident. Once they pass the assessments, they may proceed to remove the onboard safety operator requirement and replace it with constant remote monitoring instead. LTA will continue to work closely with companies that seek to deploy AVs to alleviate manpower constraints, increase productivity and enhance transport connectivity,” said Lam Wee Shann, Deputy Chief Executive (Technology) and Chief Technology Officer at LTA.

WeRide has extensive operations and achieved several industry-first milestones across multiple AV categories. In November 2024, WeRide deployed its Robosweeper S6 and S1 at Marina Coastal Drive and the Esplanade as Singapore’s first commercialized autonomous sanitation project — just a week after securing M1 and T1 licenses from LTA. In March 2025, WeRide commenced trial operations of its Robosweeper S1 in Jurong Lake Gardens, marking its first deployment in Singapore’s heartlands.

Moving forward, WeRide will strengthen collaborations with LTA and various stakeholders across the region to introduce more validated products and scalable business models across Singapore and Southeast Asia.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

Media Contact
pr@weride.ai